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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2
                               (Amendment No. )(1)

                          Esquire Communications Ltd.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   296658107
                                (CUSIP Number)

                               November 7, 1997
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

-----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 296658107                   13G                      Page 1 of 4 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Kathryn Benavides


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

                  5.  SOLE VOTING POWER                                432,378
                  6.  SHARED VOTING POWER                              None
                  7.  SOLE DISPOSITIVE POWER                           432,378
                  8.  SHARED DISPOSITIVE POWER                         None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         432,378

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.3%

12.      TYPE OF REPORTING PERSON

         IN


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                                                               Page 2 of 4 Pages

Item 1(a). Name of Issuer:

           Esquire Communications Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

           750 "B" Street
           Suite 2350
           San Diego, CA  92101

Item 2(a). Name of Person Filing:

           Kathryn Benavides

Item 2(b). Address of Principal Business Office or, if None, Residence:

           1092 Great Road
           Princeton, NJ  08540

Item 2(c). Citizenship:

           U.S.A.

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           296658107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under Section 15 of the Act.
       (b) [ ] Bank as defined in section 3(a)(6) of the Act.
       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).


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                                                               Page 3 of 4 Pages

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
       (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.
       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
       (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is field pursuant to Rule 13d-1(c), check this box. [x]

Item 4.  Ownership.

       (a) Amount beneficially owned: 432,378, of which 91,000 shares are deemed to be beneficially owned as the result of the ownership of a currently exercisable option to acquire 91,000 shares.
       (b) Percent of class: 6.3%.
       (c) Number of shares as to which such person has:
           (i)   Sole power to vote or to direct the vote: 432,378.
           (ii)  Shared power to vote or to direct the vote: none.
           (iii) Sole power to dispose or to direct the disposition of: 432,378.
           (iv)  Shared power to dispose or to direct the disposition of: none.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

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                                                               Page 4 of 4 Pages

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 20, 1998
                                                     Date

                                                     /s/ Kathryn Benavides
                                                     ---------------------
                                                     Signature

                                                     Kathryn Benavides
                                                     Name/Title

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                               February 20, 1998

VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
Washington, D.C.

         Re:  Kathryn Benavides

Dear Sir/Madam:

         Enclosed for filing is a Schedule 13G on behalf of Kathryn Benavides. This is an initial filing regarding her holding of shares of common stock issued by Esquire Communications Ltd. (CUSIP No. 296658107).

         Please contact me at (215) 988-2687 if you have any questions.

                                                     Sincerely,

                                                     /s/ Robert K. Hahm
                                                     --------------------------
                                                     Robert K. Hahm

Enclosure

cc:      VIA CERTIFIED OR REGISTERED MAIL
         Esquire Communications Ltd.
         750 "B" Street
         San Diego, CA  92101